Exhibit 99.1

CARDIOL THERAPEUTICS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

 THREE MONTHS ENDED MARCH 31, 2026

(EXPRESSED IN CANADIAN DOLLARS)

(UNAUDITED)

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Financial Position (Expressed in Canadian Dollars) Unaudited

	As at March 31, 2026	As at December 31, 2025
ASSETS

Current assets
Cash and cash equivalents (note 3)	$27,673,191	$21,416,684
Accounts receivable	70,076	55,727
Other receivables	269,630	170,468
Prepaid expenses	3,254,741	1,858,961
Total current assets	31,267,638	23,501,840

Non-current assets
Property and equipment (note 4)	138,969	118,093
Total assets	$31,406,607	$23,619,933

EQUITY AND LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$3,419,508	$3,478,825
Current portion of lease liability (note 5)	39,792	38,347
Derivative liability (note 6)	3,667,386	2,137,867
Total current liabilities	7,126,686	5,655,039

Non-current liabilities
Lease liability (note 5)	76,616	87,176
Total liabilities	7,203,302	5,742,215

Equity
Share capital (note 7)	212,802,439	201,866,449
Warrants (note 9)	2,820,121	-
Contributed surplus	32,472,309	29,084,244
Deficit	(223,891,564)	(213,072,975)
Total equity	24,203,305	17,877,718
Total equity and liabilities	$31,406,607	$23,619,933

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Commitments (note 11)

Subsequent events (notes 8 and 9)

Approved on behalf of the Board:

"David Elsley", Director	"Guillermo Torre-Amione", Director

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (Expressed in Canadian Dollars)

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Operating expenses (notes 8, 12, 13)
General and administration (note 12)	$4,757,383	$4,671,651
Research and development (note 12)	4,949,411	3,757,412
Loss before other income (expenses)	(9,706,794)	(8,429,063)
Interest income (note 3)	200,724	248,269
Gain (loss) on foreign exchange	217,000	(106,859)
Change in derivative liability (note 6)	(1,529,519)	-
Net loss and comprehensive loss for the period	$(10,818,589)	$(8,287,653)

Basic and diluted net loss per share (note 10)	$(0.10)	$(0.10)
Weighted average number of common shares outstanding	108,987,584	82,608,992

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Cash Flows (Expressed in Canadian Dollars) Unaudited

	Three Months	Three Months
	Ended	Ended
	March 31,	March 31,
	2026	2025
Operating activities
Net loss and comprehensive loss for the period	$(10,818,589)	$(8,287,653)
Adjustments for:
Depreciation of property and equipment	26,709	24,986
Share-based compensation (note 8)	1,842,835	1,146,974
Change in derivative liability	1,529,519	-
Unrealized foreign exchange (gain)/loss on cash	(221,941)	107,778
Accretion on lease liability	4,729	5,972
Changes in non-cash working capital items:
Accounts receivable	(14,349)	24,406
Other receivables	(99,162)	(9,475)
Prepaid expenses	(1,395,780)	(906,450)
Accounts payable and accrued liabilities	1,628,398	739,695
Net cash used in operating activities	(7,517,631)	(7,153,767)

Investing activities
Purchase of property and equipment	(47,585)	(11,939)
Net cash used in investing activities	(47,585)	(11,939)

Financing activities
Issuance of units	14,850,001	-
Share issuance costs	(1,236,375)	-
Payment of lease liability	(13,844)	(13,844)
Net cash provided by (used in) financing activities	13,599,782	(13,844)
Net change in cash and cash equivalents	6,034,566	(7,179,550)
Cash and cash equivalents, beginning of period	21,416,684	30,580,029
Impact of foreign exchange on cash and cash equivalents	221,941	(107,778)
Cash and cash equivalents, end of period	$27,673,191	$23,292,701

Supplemental information
Accounts payable and accrued liabilities settled through equity	$1,687,715	$-

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc. Condensed Interim Consolidated Statements of Changes in Equity (Expressed in Canadian Dollars) Unaudited

	Share capital			Contributed
	Number	Amount	Warrants	surplus	Deficit	Total
Balance, December 31, 2024	82,608,992	$179,335,421	$-	$24,647,163	$(179,254,101)	$24,728,483
Share-based compensation (note 8)	-	-	-	1,146,974	-	1,146,974
Net loss and comprehensive loss for the period	-	-	-	-	(8,287,653)	(8,287,653)
Balance, March 31, 2025	82,608,992	$179,335,421	$-	$25,794,137	$(187,541,754)	$17,587,804

Balance, December 31, 2025	100,257,009	$201,866,449	$-	$29,084,244	$(213,072,975)	$17,877,718
Issuance of units	11,423,078	14,850,001	-	-	-	14,850,001
Share issuance costs	-	(980,255)	(256,120)	-	-	(1,236,375)
Fair value of warrants	-	(3,076,241)	3,076,241	-	-	-
Performance share units exercised	191,997	142,485	-	(142,485)	-	-
Share-based compensation (note 8)	-	-	-	3,530,550	-	3,530,550
Net loss and comprehensive loss for the period	-	-	-	-	(10,818,589)	(10,818,589)
Balance, March 31, 2026	111,872,084	$212,802,439	$2,820,121	$32,472,309	$(223,891,564)	$24,203,305

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2026

(Expressed in Canadian Dollars)
Unaudited

1.	Nature of operations

Cardiol Therapeutics Inc. was incorporated under the laws of the Province of Ontario on January 19, 2017. The Corporation's registered and legal office is located at 2265 Upper Middle Rd. E., Suite 602, Oakville, Ontario, L6H 0G5, Canada.

Cardiol Therapeutics Inc. and its subsidiary (the "Corporation" or "Cardiol") is a late-stage life sciences company focused on advancing the development of anti-inflammatory and anti-fibrotic therapies for heart disease. The Company’s lead small-molecule drug candidate, CardiolRx™, modulates inflammasome pathway activation, an intracellular process known to play an important role in the development and progression of inflammation and fibrosis associated with pericarditis, myocarditis, and heart failure.

On December 20, 2018, the Corporation completed its initial public offering on the Toronto Stock Exchange (the "TSX") and its common shares commenced trading on the TSX under the symbol "CRDL". On August 10, 2021, the Corporation's common shares commenced trading on The Nasdaq Capital Market under the symbol "CRDL".

2.	Material accounting policy information

Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) (“IFRS Accounting Standards”).

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis. In addition, these unaudited condensed interim consolidated financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The policies applied in these unaudited condensed interim consolidated financial statements are based on IFRS Accounting Standards issued and outstanding as of May 11, 2026, the date the Board of Directors approved the statements. The same accounting policies and methods of computation are followed in these unaudited condensed interim consolidated financial statements as compared with the most recent annual consolidated financial statements as at and for the year ended December 31, 2025.

Any subsequent changes to IFRS Accounting Standards that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2026, could result in restatement of these unaudited condensed interim consolidated financial statements.

3.	Cash and cash equivalents

Interest earned on cash and cash equivalents for the three months ended March 31, 2026, amounted to $200,724 (three months ended March 31, 2025 - $248,269).

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2026

(Expressed in Canadian Dollars) Unaudited

4.	Property and equipment

Cost	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2024	$341,238	$172,954	$237,248	$66,864	$149,947	$968,251
Additions	-	-	-	1,937	22,547	24,484
Balance, December 31, 2025	341,238	172,954	237,248	$68,801	$172,494	$992,735
Additions	-	43,331	-	-	4,254	47,585
Balance, March 31, 2026	$341,238	$216,285	$237,248	$68,801	$176,748	$1,040,320

Accumulated Depreciation	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2024	$260,652	$130,647	$237,248	$45,657	$98,455	$772,659
Depreciation for the year	63,984	12,692	-	4,435	20,872	101,983
Balance, December 31, 2025	$324,636	$143,339	$237,248	$50,092	$119,327	$874,642
Depreciation for the period	15,996	5,471	-	935	4,307	26,709
Balance, March 31, 2026	$340,632	$148,810	$237,248	$51,027	$123,634	$901,351

Carrying value	Right-of- use asset	Equipment	Leasehold improvements	Office equipment	Computer equipment	Total
Balance, December 31, 2025	$16,602	$29,615	$-	$18,709	$53,167	$118,093
Balance, March 31, 2026	$606	$67,475	$-	$17,774	$53,114	$138,969

5.	Lease liability

Carrying Value
Balance, December 31, 2024	$158,532
Repayments	(55,376)
Accretion	22,367
Balance, December 31, 2025	$125,523
Repayments	(13,844)
Accretion	4,729
Balance, March 31, 2026	$116,408
Current portion	39,792
Long-term portion	$76,616

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2026

(Expressed in Canadian Dollars) Unaudited

6.	Derivative liability

In October 2025, the Corporation issued 5,712,500 warrants as part of a unit financing. Each warrant is exercisable into one common share at the price of US$1.35 per share for a period of two years from closing. The original estimated fair value of $3,089,610 was assigned to the 5,712,500 warrants issued by using a fair value market technique incorporating the Black-Scholes option pricing model, with the following assumptions: a share price of $1.46, a risk-free interest rate of 2.37%; an expected volatility factor of 81%; and an expected life of 2 years. The only significant unobservable input is the volatility, which could cause an increase or decrease in fair value. The warrants have been classified as a derivative liability on the statement of financial position and are re-valued at each reporting date, as the warrants were issued in a currency other than the Corporation's functional currency. As at March 31, 2026, the fair value of the derivative liability was $3,667,386 (December 31, 2025 - $2,137,867), resulting in an increase in the value of the derivative liability for the three months ended March 31, 2026, of $1,529,519. As at March 31, 2026, all 5,712,500 warrants remain outstanding.

Significant assumptions used in determining the fair value of the derivative warrant liabilities are as follows:

Three Months Ended
March 31,
2026
Share price	$1.89
Exercise price	$1.88
Risk-free interest rate	2.82%
Expected volatility	67%
Expected life in years	1.55
Expected dividend yield	Nil

7.	Share capital

a) Authorized share capital

The authorized share capital consists of an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

	Number of
	common shares	Amount
Balance, December 31, 2024 and March 31, 2025	82,608,992	$179,335,421

Balance, December 31, 2025	100,257,009	$201,866,449
Issuance of units (i)	11,423,078	14,850,001
Share issuance costs (i)	-	(980,255)
Fair value of warrants (i)	-	(3,076,241)
Performance share units exercised (note 8)	191,997	142,485
Balance, March 31, 2026	111,872,084	$212,802,439

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2026

(Expressed in Canadian Dollars) Unaudited

7.	Share capital (continued)

b) Common shares issued (continued)

(i) In January 2026, the Corporation completed a unit financing by issuing 11,423,078 common share units at $1.30 per unit for gross proceeds of $14,850,001. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share at the price of $1.75 per share for a period of 2 years from closing. Share issuance costs of $1,236,375 were incurred, of which $256,120 was allocated to warrants.

The fair value of $3,076,241 was assigned to the 5,711,539 warrants issued as part of the units as estimated by using a fair market value technique incorporating the Black-Scholes option pricing model based on the assumptions below:

Share price	$1.41
Exercise price	$1.75
Risk-free interest rate	2.60%
Expected volatility	80%
Expected life in years	2.00
Expected dividend yield	Nil

8.	Share-based payments

The Corporation has adopted an Omnibus Equity Incentive Plan in accordance with the policies of the TSX, which permits the grant or issuance of options, Restricted Share Units ("RSUs"), Performance Share Units ("PSUs"), and Deferred Share Units ("DSUs"), as well as other share-based payment arrangements. The maximum number of shares that may be issued upon the exercise or settlement of awards granted under the plan may not exceed 15% of the Corporation's issued and outstanding shares from time to time. The Board of Directors determines the price per common share and the number of common shares which may be allotted to directors, officers, employees, and consultants, and all other terms and conditions of the option, subject to the rules of the TSX.

During the three months ended March 31, 2026, the total expenses related to share-based compensation amounted to $1,842,835 (three months ended March 31, 2025 - $1,146,974). All outstanding awards are settleable with common shares and not cash.

(a) Stock Options

	Number of	Weighted average
	stock options	exercise price ($)
Balance, December 31, 2024	1,487,500	$2.76
Issued	1,200,000	1.63
Expired	(170,000)	2.68
Balance, March 31, 2025	2,517,500	$2.22

Balance, December 31, 2025 and March 31, 2026	4,782,500	$1.73

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2026

(Expressed in Canadian Dollars) Unaudited

8.	Share-based payments (continued)

(a) Stock Options (continued)

The following table reflects the actual stock options issued and outstanding as of March 31, 2026:

Expiry date	Exercise price ($)		Weighted average remaining contractual life (years)	Number of options outstanding	Number of options vested (exercisable)
April 1, 2026 (ii)	5.77		0.00	60,000	60,000
December 8, 2026	3.59		0.69	325,000	325,000
January 11, 2027	2.18		0.78	220,000	220,000
March 1, 2027	2.56		0.92	200,000	200,000
March 9, 2027	1.57	(i)	0.94	200,000	200,000
May 12, 2027	1.46		1.12	70,000	70,000
September 13, 2027	1.61		1.45	207,500	207,500
July 21, 2028	1.67		2.31	50,000	25,000
July 7, 2029	2.07		3.27	30,000	10,000
August 19, 2029	1.50		3.39	30,000	10,000
May 25, 2030	1.52	(i)	4.15	120,000	90,000
May 25, 2030	2.12		4.15	100,000	75,000
May 29, 2030	1.61	(i)	4.16	60,000	-
December 2, 2030	1.40		4.68	2,620,000	-
December 2, 2030	1.39	(i)	4.68	490,000	-
	1.73		3.59	4,782,500	1,492,500

(i) Denotes exercise price in USD; these amounts were translated to CAD for presentation purposes at the March 31, 2026 rate of 1.39.

(ii) Subsequent to March 31, 2026, 60,000 options expired unexercised.

(b) Performance Share Units

Number of PSUs
Balance, December 31, 2024 and March 31, 2025	-

Balance, December 31, 2025	2,167,284
Issued (i), (ii)	1,503,013
Redeemed (iii)	(191,997)
Balance, March 31, 2026	3,478,300

(i) Grants of PSUs require completion of certain performance criteria specific to each grant. As the fair value of the services for certain PSUs issued cannot be reliably measured, the fair value was determined on the basis of the equity issued. The fair value of PSUs granted was determined based on the Corporation's share price, adjusted by the estimated likelihood of the performance conditions being met.

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2026

(Expressed in Canadian Dollars) Unaudited

8.	Share-based payments (continued)

(b) Performance Share Units (continued)

(ii) During the three months ended March 31, 2026, the Corporation settled $1,687,716 of accounts payable and accrued liabilities through PSUs valued at $2,201,034. Loss on settlement of debt of $513,318 is recorded in research and development.

(iii) The weighted average share price on date of exercise was $1.36.

The following table reflects the actual PSUs issued and outstanding as of March 31, 2026:

Expiry date	Weighted average remaining contractual life (years)	Number of PSUs outstanding	Number of PSUs vested (exercisable)
June 30, 2026	0.25	1,329,671	1,279,671
December 31, 2026	0.75	148,629	-
October 31, 2027	1.59	2,000,000	-
	1.04	3,478,300	1,279,671

(i) Subsequent to March 31, 2026, 872,981 PSUs were issued.

(ii) Subsequent to March 31, 2026, 2,037,656 PSUs were redeemed.

(iii) Subsequent to March 31, 2026, 2,000,000 PSUs expired unexercised.

(c) Restricted Share Units

Number of RSUs
Balance, December 31, 2024 and March 31, 2025	4,852,299

Balance, December 31, 2025 and March 31, 2026	4,763,443

The following table reflects the actual RSUs issued and outstanding as of March 31, 2026:

Expiry date	Weighted average remaining contractual life (years)	Number of RSUs outstanding	Number of RSUs vested (exercisable)
July 10, 2027	1.28	3,103,248	1,438,252
July 31, 2027	1.33	1,291,058	1,291,058
October 31, 2027	1.59	32,874	32,874
September 30, 2030	4.50	147,242	-
December 30, 2030	4.75	189,021	-
	1.53	4,763,443	2,762,184

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2026

(Expressed in Canadian Dollars) Unaudited

9.	Warrants

	Number of warrants	Amount
Balance, December 31, 2024 and March 31, 2025	-	$-

Balance, December 31, 2025	5,712,500	$-
Issued (Note 7)	5,711,539	2,820,121
Balance, March 31, 2026	11,424,039	$2,820,121

The following table reflects the actual warrants issued and outstanding as of March 31, 2026:

Expiry date	Exercise price ($)		Remaining contractual life (years)	Warrants exercisable
October 17, 2027 (ii)	1.88	(i)	1.55	4,977,500
October 20, 2027	1.88	(i)	1.56	735,000
January 23, 2028	1.75		1.82	5,711,539
	1.81		1.68	11,424,039

(i) Warrants carry an exercise price of US$1.35. This amount was translated to CAD for presentation purposes at the March 31, 2026 rate of 1.39. These warrants are classified as a derivative liability on the statement of financial position (see note 6).

(ii) Subsequent to March 31, 2026, 1,350,000 warrants were exercised.

10.	Loss per share

For the three months ended March 31, 2026, basic and diluted loss per share has been calculated based on the loss attributable to common shareholders of $10,818,589 (three months ended March 31, 2025 - $8,287,653) and the weighted average number of common shares outstanding of 108,987,584 (three months ended March 31, 2025 - 82,608,992). Diluted loss per share did not include the effect of stock options, PSUs, RSUs, and warrants as they are anti-dilutive.

11.	Commitments

(i) The Corporation has leased premises with third parties. The minimum committed lease payments, which include the lease liability payments shown as base rent, are approximately as follows:

	Base rent	Variable rent	Total
2026	$41,532	$38,884	$80,416
2027	55,376	51,846	107,222
2028	46,146	43,206	89,352
	$143,054	$133,936	$276,990

Cardiol Therapeutics Inc.

Notes to Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2026

(Expressed in Canadian Dollars)
Unaudited

11.	Commitments (continued)

(ii) The Corporation has signed various agreements with consultants to provide services. Under the agreements, the Corporation has the following remaining commitments.

2026	$210,922
2027	34,990
Total	$245,912

(iii) Pursuant to the terms of agreements with various other contract research organizations, the Corporation is committed for the following contract research services:

2026	$1,135,032
2027	508,360
2028	45,833
2029	22,196
Total	$1,711,421

12.	Operating expenses

The following details highlight certain non-cash components of the research and development and general and administration expenses. Remaining research and development and operating expenses include personnel costs and expenses paid to third parties:

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
General and administration expenses
Depreciation of property and equipment	$26,709	$24,986
Non-cash share-based compensation	1,106,113	838,346

Research and development expenses
Non-cash share-based compensation	$736,722	$308,628

13.	Related party transactions

Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of the Corporation directly or indirectly, and include any directors (executive and non-executive) of the Corporation. Remuneration of directors and key management personnel of the Corporation was as follows:

	Three Months Ended March 31, 2026	Three Months Ended March 31, 2025
Salaries and benefits	$1,301,084	$1,305,013
Share-based payments	403,563	468,960
	$1,704,647	$1,773,973

As at March 31, 2026, $76,154 (December 31, 2025 - $nil) was owed to directors and key management personnel.